Industry Canada Industrie Canada

Certificate of Amalgamation

Canada Business Corporations Act

Certificat de fusion

Loi canadienne sur les sociétés par actions

IAMGOLD CORPORATION

Corporate name / Dénomination sociale

772842-5

Corporation number / Numéro de société

I HEREBY CERTIFY that the above-named corporation resulted from an amalgamation, under section 185 of the *Canada Business Corporations Act*, of the corporations set out in the attached articles of amalgamation.

JE CERTIFIE que la société susmentionnée est issue d'une fusion, en vertu de l'article 185 de la *Loi canadienne sur les sociétés par actions*, des sociétés dont les dénominations apparaissent dans les statuts de fusion ci-joints.

Marcie Girouard

Director / Directeur

2011-01-01

Date of Amalgamation (YYYY-MM-DD)
Date de fusion (AAAA-MM-JJ)

Canada

Industry Canada / Industrie Canada

Canada Business Corporations Act (CBCA) / Loi canadienne sur les sociétés par actions (LCSA)

Form 9

FORM 9 ARTICLES OF AMALGAMATION (SECTION 185)

FORMULAIRE 9 STATUTS DE FUSION (ARTICLE 185)

1 – Name of the Amalgamated Corporation / Dénomination sociale de la société issue de la fusion

IAMGOLD CORPORATION

2 – The province or territory in Canada where the registered office is to be situated (do not indicate the full address) / La province ou le territoire au Canada où sera situé le siège social (n'indiquez pas l'adresse complète)

Ontario

3 – The classes and any maximum number of shares that the corporation is authorized to issue / Catégories et tout nombre maximal d'actions que la société est autorisée à émettre

The Corporation is authorized to issue an unlimited number of common shares ("Common Shares"), an unlimited number of first preference shares, issuable in series ("First Preference Shares"), and an unlimited number of second preference shares, issuable in series ("Second Preference Shares"), with the rights, privileges, restrictions and conditions set out in schedule "A" attached hereto.

4 – Restrictions, if any, on share transfers / Restrictions sur le transfert des actions, s'il y a lieu

None.

5 – Minimum and maximum number of directors (for a fixed number of directors, please indicate the same number in both boxes) / Nombre minimal et maximal d'administrateurs (pour un nombre fixe, veuillez indiquer le même nombre dans les deux cases)

Minimum: 1 Maximum: 12 / Minimal : ☐ Maximal : ☐

6 – Restrictions, if any, on business the corporation may carry on / Limites imposées à l'activité commerciale de la société, s'il y a lieu

None.

7 – Other provisions, if any / Autres dispositions, s'il y a lieu

See schedule "B" attached hereto.

8 – The amalgamation has been approved pursuant to that section or subsection of the Act which is indicated as follows: / La fusion a été approuvée en accord avec l'article ou le paragraphe de la Loi indiqué ci-après

☐ 183 ☒ 184(1) ☐ 184(2)

9 – Declaration: I hereby certify that I am a director or an officer of the corporation. / Déclaration : J'atteste que je suis un administrateur ou un dirigeant de la société.

Name of the amalgamating corporations / Dénomination social des sociétés fusionnantes	Corporation No. / N° de la société	Signature
IAMGOLD Burkina Faso Inc.	772841-7	[signature]
IAMGOLD Corporation	421317-3	[signature]

Note: Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5,000 or to imprisonment for a term not exceeding six months or both (subsection 250(1) of the CBCA).

Nota : Faire une fausse déclaration constitue une infraction et son auteur, sur déclaration de culpabilité par procédure sommaire, est passible d'une amende maximale de 5 000 $ ou d'un emprisonnement maximal de six mois, ou de ces deux peines (paragraphe 250(1) de la LCSA).

IC3190 (2008/08), Page 1

Canada

7728425

E-MAIL
2010 -12- 22
15:28

SCHEDULE "A"

ARTICLE 1
INTERPRETATION

Section 1.01 **References to "Act"**

In this schedule, as from time to time amended, unless there is something in the context inconsistent herewith, "Act" means the *Canada Business Corporations Act*, or its successor, as amended from time to time.

Section 1.02 **Headings, Gender, Number**

This schedule as from time to time amended, shall be read without regard to paragraph headings, which are included for ease of reference only, and with all changes in gender and number required by the context.

ARTICLE 2
COMMON SHARES

The Common Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

Section 2.01 **Votes**

The holders of Common Shares are entitled to receive notice of, and to attend, all meetings of shareholders of the Corporation, except meetings at which only holders of another specified class or series of shares are entitled to vote. The holders of Common Shares are entitled to one vote for each one Common Share held on all polls taken at such meetings.

Section 2.02 **Dividends**

Subject to the prior rights, privileges, restrictions and conditions attaching to the First Preference Shares and the Second Preference Shares, or any series thereof, respectively, and the shares of any other class ranking senior to the Common Shares, the holders of Common Shares shall be entitled to receive dividends as and when declared by the directors of the Corporation.

Section 2.03 **Liquidation**

In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of the property and assets of the Corporation for the purpose of winding up the affairs of the Corporation, holders of Common Shares shall, after payment to the holders of First Preference Shares, Second Preference Shares and shares of any other class ranking senior to the Common Shares of the amount payable to them, be entitled to receive the remaining property and assets of the Corporation.

Section 2.04 Limitation

Subject to the provisions of the Act, the holders of Common Shares shall not be entitled to vote separately on, or to dissent in respect of, any proposal to amend the articles of the Corporation to:

(a) increase or decrease any maximum number of authorized Common Shares, or increase any maximum number of authorized shares of a class or series having rights or privileges equal or superior to the Common Shares;

(b) effect an exchange, reclassification or cancellation of all or part of the Common Shares; or

(c) create a new class of shares or series equal or superior to the Common Shares.

ARTICLE 3
FIRST PREFERENCE SHARES

The First Preference Shares shall have attached thereto, as a class, the following rights, privileges, restrictions and conditions:

Section 3.01 Directors' Right to Issue in One or More Series

The First Preference Shares may at any time and from time to time be issued in one or more series. Prior to the issue of First Preference Shares of any series, the directors of the Corporation shall, subject to the rights, privileges, restrictions and conditions attached to the First Preference Shares as a class, the articles of the Corporation and the provisions of the Act, by resolution amend the articles of the Corporation to fix the number of First Preference Shares in such series and determine the designation of, and the rights, privileges, restrictions and conditions attached to, the First Preference Shares of such series including, without limitation:

(a) the rate, amount or method of calculation of any dividends and whether any dividends are subject to adjustment;

(b) whether any dividends are cumulative, partly cumulative or non-cumulative;

(c) the dates, manner and currency of payments of any dividends and the date from which any dividends accrue or become payable;

(d) if redeemable or purchasable (whether at the option of the Corporation or the holder or otherwise), the redemption or purchase prices and currency or currencies thereof and the terms and conditions of redemption or purchase, with or without any provision for sinking or similar funds;

(e) the voting rights, if any;

(f) any conversion, exchange or reclassification rights; and

(g) any other terms not inconsistent with these provisions;

the whole subject to receipt by the Director appointed under the Act of articles of amendment designating and fixing the number of First Preference Shares in such series and setting forth the rights, privileges, restrictions and conditions attached thereto and the issue by the Director of a certificate of amendment with respect thereto.

Section 3.02 **Ranking of First Preference Shares of Each Series**

The First Preference Shares of each series shall, with respect to the payment of dividends and the distribution of the assets of the Corporation in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation for the purpose of winding-up its affairs, rank (a) on a parity with the First Preference Shares of every other series and (b) senior to, and shall be entitled to a preference over, the Second Preference Shares, the Common Shares, and the shares of any other class ranking junior to the First Preference Shares. The First Preference Shares of any series shall also be entitled to such other preferences, not inconsistent with these provisions, over the Second Preference Shares, the Common Shares, and the shares of any other class ranking junior to the First Preference Shares as may be fixed in accordance with section 3.01 hereof.

Section 3.03 **Voting Rights**

Except as hereinafter specifically provided, as required by the Act or in accordance with any voting rights which may be attached to any series of First Preference Shares, the holders of First Preference Shares shall not be entitled as such to receive notice of, or to attend, any meeting of shareholders of the Corporation and shall not be entitled to vote at any such meeting; provided however that the holders of First Preference Shares shall be entitled to receive notice of meetings of shareholders of the Corporation called for the purpose of authorizing the dissolution of the Corporation or the sale, lease or exchange of all or substantially all of the property of the Corporation other than in the ordinary course of business of the Corporation.

Section 3.04 **Amendment with Approval of Holders of First Preference Shares**

The rights, privileges, restrictions and conditions attached to the First Preference Shares as a class may be added to, removed or changed only with the approval of the holders of First Preference Shares given in accordance with the requirements of the Act and the minimum requirement provided in section 3.05 hereof.

Section 3.05 **Approval of Holders of First Preference Shares**

The approval of the holders of First Preference Shares as a class to any matters referred to in these provisions may be given as specified below:

(a) Approval and Quorum

Any approval required to be given by the holders of First Preference Shares shall be deemed to have been sufficiently given if it shall have been given by a resolution signed by all of the holders of the then outstanding First Preference Shares or by a resolution passed by the affirmative vote of not less than two-thirds of the votes cast by holders of First Preference Shares who voted in respect of that resolution at a meeting of the holders of First Preference Shares called and held for such purpose in accordance with the by-laws of the Corporation at which holders of not less than one-tenth of the then outstanding First Preference Shares are present in person or represented by proxy; provided that, if at any such meeting a quorum is not present within one-half hour after the time appointed for such meeting, the meeting shall be adjourned to the same day in the next week at the same time and to such place as the chairman of the meeting may determine and, subject to the provisions of the Act, it shall not be necessary to give notice of such adjourned meeting. At such adjourned meeting the holders of First Preference Shares present in person or represented by proxy shall constitute a quorum and may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than two-thirds of the votes cast by holders of First Preference Shares at such meeting shall constitute the approval of the holders of First Preference Shares.

(b) Voting

On every poll taken at any meeting in respect of which only the holders of First Preference Shares of more than one series are entitled to vote, each holder of First Preference Shares shall be entitled to one vote in respect of the greater of (i) each $1.00 of stated capital added to the appropriate stated capital account of the Corporation in respect of the issue of each such share and (ii) each $1.00 of the liquidation preference or redemption preference (excluding any amount payable in respect of declared but unpaid or accrued but unpaid dividends) attached to each such share (and if the liquidation preference and redemption preference are not the same at the applicable time, then the greater of the two).

Subject to the foregoing, the formalities to be observed with respect to proxies, the giving or waiving of notice of any such meeting and the conduct thereof shall be those from time to time prescribed in the Act and the by-laws of the Corporation with respect to meetings of shareholders.

Section 3.06 Shares Issued in Series with Identical Rights

Where First Preference Shares are issued in more than one series with identical rights, privileges, restrictions, conditions and designations attached thereto, all such series of First Preference Shares shall rank *pari passu* and participate equally and proportionately without

discrimination or preference as if all such series of First Preference Shares had been issued simultaneously and all such series of First Preference Shares may be designated as one series.

Section 3.07 Limitation

Subject to the provisions of the Act, the holders of First Preference Shares or any series thereof shall not, unless the rights, privileges, restrictions and conditions attached to the First Preference Shares as a class or to any particular series thereof provide to the contrary, be entitled to vote separately as a class or series on, or to dissent in respect of, any proposal to amend the articles of the Corporation to:

(a) increase or decrease any maximum number of authorized First Preference Shares or any series thereof, or increase any maximum number of authorized shares of a class or series having rights or privileges equal or superior to the First Preference Shares or any series thereof;

(b) effect an exchange, reclassification or cancellation of all or part of the First Preference Shares or any series thereof; or

(c) create a new class or series of shares equal or superior to the First Preference Shares or any series thereof.

ARTICLE 4
SECOND PREFERENCE SHARES

The Second Preference Shares shall have attached thereto, as a class, the following rights, privileges, restrictions and conditions:

Section 4.01 Directors' Right to Issue in One or More Series

The Second Preference Shares may at any time and from time to time be issued in one or more series. Prior to the issue of Second Preference Shares of any series, the directors of the Corporation shall, subject to the rights, privileges, restrictions and conditions attached to the Second Preference Shares as a class, the articles of the Corporation and the provisions of the Act, by resolution amend the articles of the Corporation to fix the number of Second Preference Shares in such series and determine the designation of, and the rights, privileges, restrictions and conditions attached to, the Second Preference Shares of such series including, without limitation:

(a) the rate, amount or method of calculation of any dividends and whether any dividends are subject to adjustment;

(b) whether any dividends are cumulative, partly cumulative or non-cumulative;

(c) the dates, manner and currency of any payments of dividends and the date from which any dividends accrue or become payable;

(d) if redeemable or purchasable (whether at the option of the Corporation or the holder or otherwise), the redemption or purchase prices and currency or currencies thereof and the terms and conditions of redemption or purchase, with or without any provision for sinking or similar funds;

(e) the voting rights, if any;

(f) any conversion, exchange or reclassification rights; and

(g) any other terms not inconsistent with these provisions;

the whole subject to receipt by the Director appointed under the Act of articles of amendment designating and fixing the number of Second Preference Shares in such series and setting forth the rights, privileges, restrictions and conditions attached thereto and the issue by the Director of a certificate of amendment with respect thereto.

Section 4.02 <u>**Ranking of Second Preference Shares of Each Series**</u>

The Second Preference Shares of each series shall, with respect to the payment of dividends and the distribution of the assets of the Corporation in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation for the purpose of winding-up its affairs, rank (a) junior and subordinate to the First Preference Shares, (b) on a parity with the Second Preference Shares of every other series and (c) senior to, and shall be entitled to a preference over, the Common Shares and the shares of any other class ranking junior to the Second Preference Shares. The Second Preference Shares of any series shall also be entitled to such other preferences, not inconsistent with these provisions, over the Common Shares, and the shares of any other class ranking junior to the Second Preference Shares as may be fixed in accordance with section 4.01 hereof.

Section 4.03 <u>**Voting Rights**</u>

Except as hereinafter specifically provided, as required by the Act or in accordance with any voting rights which may be attached to any series of Second Preference Shares, the holders of Second Preference Shares shall not be entitled as such to receive notice of, or to attend, any meeting of shareholders of the Corporation and shall not be entitled to vote at any such meeting; provided however that the holders of Second Preference Shares shall be entitled to receive notice of meetings of shareholders of the Corporation called for the purpose of authorizing the dissolution of the Corporation or the sale, lease or exchange of all or substantially all of the property of the Corporation other than in the ordinary course of business of the Corporation.

Section 4.04 <u>**Amendment with Approval of Holders of Second Preference Shares**</u>

The rights, privileges, restrictions and conditions attached to the Second Preference Shares as a class may be added to, removed or changed only with the approval of the holders of Second Preference Shares given in accordance with the requirements of the Act and the minimum requirement provided in section 4.05 hereof.

Section 4.05 Approval of Holders of Second Preference Shares

The approval of the holders of Second Preference Shares as a class to any matters referred to in these provisions may be given as specified below:

(a) Approval and Quorum

Any approval required to be given by the holders of Second Preference Shares shall be deemed to have been sufficiently given if it shall have been given by a resolution signed by all of the holders of the then outstanding Second Preference Shares or by a resolution passed by the affirmative vote of not less than two-thirds of the votes cast by holders of Second Preference Shares who voted in respect of that resolution at a meeting of the holders of Second Preference Shares called and held for that purpose in accordance with the by-laws of the Corporation at which holders of not less than one-tenth of the then outstanding Second Preference Shares are present in person or represented by proxy; provided that, if at any such meeting a quorum is not present within one-half hour after the time appointed for such meeting, the meeting shall be adjourned to the same day in the next week at the same time and to such place as the chairman of the meeting may determine and, subject to the provisions of the Act, it shall not be necessary to give notice of such adjourned meeting. At such adjourned meeting the holders of Second Preference Shares present in person or represented by proxy shall constitute a quorum and may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than two-thirds of the votes cast at such meeting shall constitute the approval of the holders of Second Preference Shares.

(b) Votes

On every poll taken at any meeting in respect of which only the holders of the Second Preference Shares of more than one series are entitled to vote, each holder of Second Preference Shares shall be entitled to one vote in respect of the greater of (i) each $1.00 of stated capital added to the appropriate stated capital account of the Corporation in respect of the issue of each such share and (ii) each $1.00 of the liquidation preference or redemption preference (excluding any amount payable in respect of declared but unpaid or accrued but unpaid dividends) attached to each such share (and if the liquidation preference and redemption preference are not the same at the applicable time, then the greater of the two).

Subject to the foregoing, the formalities to be observed with respect to proxies, the giving or waiving of notice of any such meeting and the conduct thereof shall be those from time to time prescribed in the Act and the by-laws of the Corporation with respect to meetings of shareholders.

Section 4.06 Shares Issued in Series with Identical Rights

Where Second Preference Shares are issued in more than one series with identical rights, privileges, restrictions, conditions and designations attached thereto, all such series of Second Preference Shares shall rank *pari passu* and participate equally and proportionately without discrimination or preference as if all such series of Second Preference Shares had been issued simultaneously and all such series of Second Preference Shares may be designated as one series.

Section 4.07 Limitation

Subject to the provisions of the Act, the holders of Second Preference Shares or any series thereof shall not, unless the rights, privileges, restrictions and conditions attached to the Second Preference Shares as a class or to any particular series thereof provide to the contrary, be entitled to vote separately as a class or series on, or to dissent in respect of, any proposal to amend the articles of the Corporation to:

(a) increase or decrease any maximum number of authorized Second Preference Shares or any series thereof, or increase any maximum number of authorized shares of a class or any series having rights or privileges equal or superior to the Second Preference Shares or any series thereof;

(b) effect an exchange, reclassification or cancellation of all or part of the Second Preference Shares or any series thereof; or

(c) create a new class or series of shares equal or superior to the Second Preference Shares or any series thereof.

SCHEDULE "B"

Charging Power

Without restricting any of the powers and capacities of the Corporation, whether derived from the *Canada Business Corporations Act* or otherwise, the Corporation may mortgage, hypothecate, pledge or otherwise create a security interest in all or any present or future, real or personal, movable or immovable, legal or equitable property of the Corporation (including without limitation its book debts, rights, powers, franchises and undertakings) for any purpose whatsoever.

Director Appointment

The directors may by resolution determine the number of directors of the Corporation within the minimum and maximum number of directors and may appoint one or more directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders.

Industry Canada Industrie Canada
Corporations Canada Corporations Canada

Initial Registered Office Address and First Board of Directors

(To be filed with Articles of Incorporation, Amalgamation and Continuance)
(Sections 19 and 106 of the Canada Business Corporations Act (CBCA))

Form 2

Changes to the registered office or the board of directors are to be made by filing Form 3 — Change of Registered Office Address or Form 6 — Changes Regarding Directors.

Instructions

4 At least 25 per cent of the directors of a corporation must be Canadian residents. If a corporation has four directors or less, at least one director must be a Canadian resident (subsection 105(3) of the *Canada Business Corporations Act* (CBCA)).

If the corporation is a "distributing" corporation, there must be at least three directors.

However, the board of directors of corporations operating in uranium mining, book publishing and distribution, book sale or film and video distribution must be comprised of a majority of Canadian residents (subsection 105(3.1) of the CBCA). If the space available is insufficient, please attach a schedule to the form.

5 **Declaration**

In the case of an incorporation, this form must be signed by the incorporator. In the case of an amalgamation or a continuance, this form must be signed by a director or an officer of the corporation (subsection 262.(2) of the CBCA).

General

The information you provide in this document is collected under the authority of the CBCA and will be stored in personal information bank number IC/PPU 049. Personal information that you provide is protected under the provisions of the *Privacy Act*. However, public disclosure pursuant to section 266 of the CBCA is permitted under the *Privacy Act*.

If you require more information, please consult our website at www.corporationscanada.ic.gc.ca or contact us at 613-941-9042 (Ottawa region), toll-free at 1-866-333-5556 or by email at corporationscanada@ic.gc.ca.

File documents online (except for Articles of Amalgamation):
Corporations Canada Online Filing Centre:
www.corporationscanada.ic.gc.ca

Or send documents by mail:
Director General,
Corporations Canada
Jean Edmonds Tower South
9th Floor
365 Laurier Ave. West
Ottawa ON K1A 0C8

By Facsimile:
613-941-0999

1 Corporation name

IAMGOLD CORPORATION

2 Address of registered office (must be a street address, a P.O. Box is not acceptable)

401 Bay Street, Suite 3200
NUMBER AND STREET NAME

Toronto	Ontario	M5H 2Y4
CITY	PROVINCE/TERRITORY	POSTAL CODE

3 Mailing address (if different from the registered office)

SAME AS ABOVE ☐

401 Bay Street, Suite 3200, PO Box 153
ATTENTION OF

NUMBER AND STREET NAME

Toronto	Ontario	M5H 2Y4
CITY	PROVINCE/TERRITORY	POSTAL CODE

4 Members of the board of directors

FIRST NAME	LAST NAME	RESIDENTIAL ADDRESS (must be a street address, a P.O. Box is not acceptable)	CANADIAN RESIDENT (Yes/No)
Stephen	J.J. Letwin	401 Queen Quay; Unit 603, Toronto, ON M5V 2Y2	Y
John	Thomas Shaw	18 Bolwarra Crescent, Castle Hill NSW 2154, Australia	N
Peter	Clark Jones	#3 - 137 Stonecreek Road Canmore, AB T1W 3A6	Y
John	Edward Caldwell	26 York Ridge Road North York, ON M2P 1R7	Y
Guy	Dufresne	1042 rue Charcot; Penthouse 8 Boucherville, QC J4B 8R4	Y

5 Declaration

I hereby certify that I have relevant knowledge and that I am authorized to sign and submit this form.

[signature]
SIGNATURE

Stephen J.J. Letwin (416) 360-4710
PRINT NAME TELEPHONE NUMBER

Note: Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250(1) of the CBCA).

Canada

SCHEDULE 1

INITIAL REGISTERED OFFICE ADDRESS AND FIRST BOARD OF DIRECTORS (INDUSTRY CANADA)

4. Members of the Board of Directors

First Name Last Name	Residential Address	Canadian resident (yes or no)
William D. Pugliese	20 Woodsend Crescent Aurora, ON L4G 6W6	Yes
Derek Bullock	29 Golf Club Crescent RR #3 Fenelon Falls, ON K0M 1N0	Yes
Mahendra Naik	17 Calderbridge Crescent Markham, ON L3R 9M9	Yes
Donald K. Charter	36 Strath Avenue Etobicoke, ON M8X 1R3	Yes
Robert W. Dengler	512 Quail Ridge Drive Aurora, ON L4G 0L5	Yes